SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Table of Documents Filed

Page
1. Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others made public on Tuesday, July 4, 2006
2. Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers made public on Tuesday, July 4, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 5, 2006	By	/s/ Yukio Yanase
Yukio Yanase
Director
Deputy President
ORIX Corporation

July 4, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Employees and Others

TOKYO, Japan – July 4, 2006 – Today, Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company based upon resolutions of the 43rd Annual General Meeting of Shareholders of ORIX Corporation and Board of Director’s meeting both held on June 20, 2006. The details are given below.

1. Issue Date of Stock Acquisition Rights (Allocation Date)

July 19, 2006

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 1,268 individuals that includes employees of the Company, and directors, corporate auditors and employees of subsidiaries and affiliates of the Company.

3. Number and Type of Stock Acquisition Rights

156,200 common shares (10 ordinary shares of the Company per unit of the stock acquisition rights, provided however, that if the adjustment to the number of shares has been made, the same adjustment shall be made.

If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares to be issued after adjustment	=	Number of shares to be issued before adjustment	X	Ratio of share split or reverse share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

4. Number of Stock Acquisition Rights to be Issued

15,620 units

5. Necessity of Payment for the Stock Acquisition Rights

No payment is required for stock acquisition rights.

6. The Amount to be Paid Upon Exercise of Stock Acquisition Rights

The exercise price of one stock acquisition right (“exercise price”) shall be the price per share as stipulated below multiplied by 10 (as per 3. above).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2006, the date which the Company will decide the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

Furthermore, in the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 43rd Annual General Meeting of Shareholders, the exercise price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after	=	Exercise Price before	X	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

2

			Number of shares +	Number of newly issued shares	X	Amount paid for one share
			issued	Share price before the issuance
Exercise Price after adjustment		Exercise Price before adjustment			of new shares
	=		X
				Number of shares		Number of newly
				issued	+	issued shares

The “Number of shares issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

Furthermore, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7. Exercise Period of the Stock Acquisition Rights

From June 21, 2008 to June 20, 2016.

The exercise period of the stock acquisition rights shall be from June 21, 2008 through June 20, 2016; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before June 20, 2008, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Conditions for Exercising the Stock Acquisition Rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

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(3)	On or before June 20, 2008, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

9. Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger.

In the event that the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 43rd Annual General Meeting of Shareholders, the Company, as stipulated in clause 3 and clause 6, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights.

10. Acquisition of the Stock Acquisition Rights

(1)	In the event the Company becomes the non-surviving entity of a merger, becomes a divested company through a divesture, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by the surviving entity, the newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

(2)	If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

11. Condition for Transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

12. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

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(1)	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

(2)	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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July 4, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/grp/index_e.htm

Issuance of Stock Options (Stock Acquisition Rights) to Directors and Executive Officers

TOKYO, Japan – July 4, 2006 – Today, an executive officer of ORIX Corporation announced the issuing terms for granting stock acquisition rights in the form of stock options, to directors and executive officers of the Company in accordance with the provisions contained in Articles 236, 238, and 239 of the Company Law and the authorization of the Board of Directors of ORIX Corporation. Furthermore, the issuance of stock acquisition rights will be granted in accordance with the resolution of the Compensation Committee as part of a stock option program to directors and executive officers of the Company as part of the non-monetary portion of compensation as previously announced in the press release made public on June 20, 2006 entitled, “Announcement Regarding a Stock Option Program (Granting of Stock Acquisition Rights to Directors and Executive Officers).” The details are given below.

1. Issue Date of Stock Acquisition Rights (Allocation Date)

July 19, 2006

2. Recipients of the Stock Acquisition Rights

The stock acquisition rights are to be issued to a total of 29 individuals that includes 11 directors and 18 executive officers of the Company.

3. Number and Type of Stock Acquisition Rights

38,000 common shares (10 ordinary shares of the Company per unit of the stock acquisition rights, provided however, that if the adjustment to the number of shares has been made, the same adjustment shall be made.

If the Company effects a share split (including allocation of shares for free, hereinafter the same) or reverse share split, which becomes effective after the conclusion of this Annual General Meeting of Shareholders held on June 20, 2006, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share split or reverse share split, and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares to be issued after adjustment	=	Number of shares to be issued before adjustment	X	Ratio of share split or reverse share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the number of shares to be issued under the stock acquisition rights shall be adjusted to the extent reasonable.

4. Number of Stock Acquisition Rights to be Issued

3,800 units

5. Necessity of Payment for the Stock Acquisition Rights

No payment is required for stock acquisition rights.

6. The Amount to be Paid Upon Exercise of Stock Acquisition Rights

The exercise price of one stock acquisition right (“exercise price”) shall be the price per share as stipulated below multiplied by 10 (as per 3. above).

The exercise price shall be the average closing price of common shares on the Tokyo Stock Exchange for the 30 trading days commencing 45 days previous to, and not including, July 18, 2006, the date which the Company will decide the exercise price (excluding days in which no shares are traded) and rounded upwards to the nearest yen.

However, if this average price is less than the closing price on the date on which the Company decides the exercise price, the closing price of such date, or, if there is no closing price on such date, the closing price of the closest preceding day, shall be used.

Furthermore, in the event that there is a share split or a reverse share split, which becomes effective after the conclusion of the 43rd Annual General Meeting of Shareholders, the exercise price shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price after	=	Exercise Price before	X	1
adjustment		adjustment		Ratio of share split or reverse share split

In the event that the Company issues shares or disposes of treasury stock at a price less than the then-current market price after the conclusion of this Annual General Meeting of Shareholders (excluding instances of conversions of the former convertible bonds before the amendments by Law No. 128 of 2001, transfers of treasury stock under the former Article 210-2 Paragraph 2 of the Commercial Code before the amendments by Law No. 79 of 2001, exercise of the former warrant certificates, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code, and exercise of stock acquisition rights (including those attached to bonds with stock acquisition rights)), the Exercise Price per share shall be adjusted in accordance with the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

2

			Number of shares +	Number of newly issued shares	X	Amount paid for one share
			issued	Share price before the issuance
Exercise Price after adjustment		Exercise Price before adjustment			of new shares
	=		X
				Number of shares		Number of newly
				issued	+	issued shares

The “Number of shares issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued, and in the event that the Company disposes of treasury stock, the “number of newly issued shares” shall be replaced with “number of treasury stock to be disposed of.”

Furthermore, in the event that the Company effects a merger, demerger, share-swap or share-transfer, which becomes effective after the conclusion of this Annual General Meeting of Shareholders, or that other inevitable reasons occur, the Exercise Price shall be adjusted to the extent reasonable.

7. Exercise Period of the Stock Acquisition Rights

From June 21, 2008 to June 20, 2016.

The exercise period of the stock acquisition rights shall be from June 21, 2008 through June 20, 2016; provided, however, that if a person to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”) no longer holds his/her status as any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company on or before June 20, 2008, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

8. Conditions for Exercising the Stock Acquisition Rights

(1)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries, etc. of the Company.

(2)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, etc. of the Company, under the Company Law or other applicable laws or ordinances of Japan and/or other jurisdictions, or internal rules and regulations of the Company or the Subsidiaries, etc. of the Company, and not be in violation of such laws or ordinances or in substantial violation of the internal rules or regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, etc. of the Company, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

3

(3)	On or before June 20, 2008, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee for his/her personal reasons at the time of exercising the stock acquisition rights.

(4)	A Person with Stock Acquisition Rights shall not in any event pledge, assign for security purpose, or otherwise encumber or dispose of in any other way the stock acquisition rights.

(5)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

(6)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of exercise of stock acquisition rights provided for in (1) through (6) above, the stock acquisition rights held by the Person with Stock Acquisition Rights shall be forfeited in accordance with Article 287 of the Company Law.

9. Necessary Adjustments or Changes in Conditions for Exercising Stock Acquisition Rights and the Shortening of the Exercise Period for Stock Acquisition Rights in the Case of an Organizational Restructuring such as a Merger.

In the event that the Company effects a merger, demerger, share-swap, share-transfer or other organizational restructuring as stipulated under the Company Law, or in the event of reform or abolition of related laws and ordinances, which becomes effective after the conclusion of the 43rd Annual General Meeting of Shareholders, the Company, as stipulated in clause 3 and clause 6, to the extent reasonable, will make necessary adjustments or changes in the conditions for exercising stock acquisition rights and the shortening of the exercise period for stock acquisition rights and has the ability to restrict the exercising of stock acquisition rights.

10. Acquisition of the Stock Acquisition Rights

(1)	In the event the Company becomes the non-surviving entity of a merger, becomes a divested company through a divesture, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by the surviving entity, the newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

(2)	If a holder with stock acquisition rights relinquishes a part of or entire stock acquisition rights, then the stock acquisition rights may be cancelled at no cost to the Company.

11.	Condition for Transfer of the Stock Acquisition Rights

The transfer of stock acquisition rights is subject to the approval of ORIX’s Board of Directors.

4

12. Increased Capital and Capital Reserves in Case of Issuing Shares Upon Exercise of the Stock Acquisition Rights

(1)	The amount of increased capital in issuing shares upon exercise of the stock acquisition rights is to be equal to one half of the limit amount of increased capital based on the calculation in accordance with Section 1 of Article 40 in Company Calculation Regulations (kaisha keisan kisoku). Fractions less than one yen will be rounded up.

(2)	The amount of the increased capital reserves in issuing shares upon exercise of the stock acquisition rights is to be equal to the amount that will be reduced due to the increased capital amount as mentioned in 1. above from the limit amount of increased capital also mentioned in 1. above.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking. For more details, please visit our web site at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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